FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc

4 April 2005

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong                                                  39,800
Bank of New York - Europe LDN                                        4,399,907
JP Morgan Bournemouth                                                2,836,843
Master Trust Bank of Japan                                             398,330
Nomura Trust & Banking                                                 134,730
Trust & Crust SVCS BK Ltd, TOKO                                        105,840
Bank of New York, Brussels                                             205,200
Brown Bros Harriman Ltd Lux                                         31,015,638
Chase Manhattan Bank AG Frankfurt                                    1,141,015
Citibank NA, Hong Kong BR                                               90,700
ING Luxembourg                                                          86,432
JP Morgan Bournemouth                                                2,395,175
National Australia Bank Melbourne                                    1,350,127
Northern Trust London                                                  801,190
State Street Bk & Tr Co Lndn                                           745,915
State Street Bank Australia                                          1,388,400
State Street T&B Co Ltd Tokyo                                          118,932
Bermuda Trust Far East HK                                              739,628
JP Morgan Bournemouth                                               55,061,791
Brown Brothers Harriman & Co                                         1,771,200
JP Morgan Chase Bank                                                 5,669,000
Mellon Bank NA                                                       2,182,600
Northern Trust London                                                  338,900
State Street Bank & Tr Co                                              767,593
Bank of New York                                                     1,015,370
Brown Brothers Harriman & Co                                         5,500,761
CIBC Mellon Trust                                                      804,958
JP Morgan Chase Bank                                                 2,278,827
Mellon Bank NA                                                       2,900,022
Northern Trust Co                                                    4,983,907
Royal Trust - Toronto                                                   97,845
State Street Bank & Tr Co                                           12,245,456
Bank of New York Brussels                                            7,050,588
Bankers Trust London                                                   631,900
Chase Manhattan London                                                  33,700
Chase Manhattan Bk AG Frankfurt                                        246,341
Citibank London                                                        588,700
Clydesdale Bank Plc                                                    507,300
Dexia Private Bank                                                      28,100
HSBC Bank Plc                                                          573,255
JP Morgan Bournemouth                                                7,711,483
JP Morgan Chase Bank                                                   558,000
Mellon Bank                                                          2,469,252
Midland Securities Services                                            318,800
Nordea Bank AB                                                          76,950
Northern Trust London                                                9,742,511
Societe Generale                                                       149,720
State Str Bk and Tr Co LNDN                                          4,511,336
State Street Munich                                                     86,592

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

1 April 2005

12. Total holding following this notification

178,856,760 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

5.05%

14. Any additional information

Shares in issue as at 1 April 2005 - 3,539,133,855

15. Name of contact and telephone number for queries

Simon Smith - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman

Assistant Secretary

BG Group plc

4 April 2005

www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 4 April 2005                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary